Exhibit 99.1

BONSO ELECTRONICS REPORTS THIRD QUARTER FINANCIAL RESULTS

Hong Kong, March 10, 2006/Xinhua-PRNewswire-FirstCall/ - - Bonso Electronics International, Inc. (NASDAQ: BNSO) a designer and manufacturer of sensor based and communications products, today announced financial results for the three and nine month periods ended 31 December 2005.

For the third quarter ended 31 December 2005, Bonso's sales were approximately $16.1 million, or 12.1% below the same quarter in 2004. This resulted in a net loss of approximately $76,000 or $0.01 per share (diluted) as compared to net income of approximately $600,000 or $0.10 per share (diluted) posted for the same period last year.

Sales for the nine-month period ended 31 December was approximately $50.2 million, a decrease of 10.0% compared to sales of approximately $55.7 million in the comparable 2004 period. Net income for the nine-month period ended 31 December 2005 was $815,000 or $0.14 per share (diluted), which is 61% below the net income of $2,080 or $0.35 reported for the same period last year.

Mr. George OLeary, President and CEO stated: "The third quarter results are primarily a combination of two factors: reduced sales of both of our products, and increased material and labor costs in China which have negatively impacted the gross profit margin."

"One of Bonso's major strengths has always been our ability to reduce product cost as a result of a formalized program of product redesign and process improvements. We are proud of our past achievements in `Value Engineering' our products and processes to reduce cost and improve margins. We intend to continue our ongoing efforts in this activity."

Mr. O'Leary said further: "Our cash position at the end of the third quarter is $8.9 million ($1.53 per share). With no sizable long term debt and a strong balance sheet, we continue to invest in the future of Bonso. We aggressively fund development of new products and technologies, facilities and capital equipment. We believe we have great upside potential in both the sensor based and telecommunications markets we serve. Business challenges notwithstanding, we remain confident in the overall strategy we are implementing."


About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments. Bonso products are manufactured in the People's Republic of China with customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's website at http://www.bonso.com.
---------------------

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Attachments: 1. Balance Sheet 2. Income Statement


This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "we believe," "future prospects," or similar expressions. The forward-looking statements above involve a number of risks and uncertainties. Factors that might cause actual results to differ include, but are not limited to conditions in the general economy and in the markets served by the Company; competitive factors, such as price pressures and the potential emergence of rival technologies; interruptions of suppliers' operations affecting availability of component materials at reasonable prices; timely development and market acceptance, and warranty performance of new products; changes in product mix, costs and yields, fluctuations in foreign currency exchange rates; uncertainties related to doing business in Hong Kong and China; and the risk factors listed from time to time in the Company's SEC reports. Forward-looking statements do not include the impact of acquisitions or dispositions of assets, which could affect results in the near term. Actual results may differ materially. The Company assumes no obligation to update the information in this issue.

For more information about Bonso, please contact

In US - George OLeary,
Tel: 1-949-760-9611
Fax: 1-949-760-9607

In Hong Kong - Cathy Pang
Tel: +852-2605-5822
Fax: +852-2691-1724


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                                       BONSO ELECTRONICS INTERNATIONAL INC.
                                           CONSOLIDATED BALANCE SHEET
                                                (In U.S. Dollars)

                                                                      31-Dec                    31-Mar
                                                                        2005                      2005
                                                                        ----                      ----
                                                                 (Unaudited)                 (Audited)
Assets

Current assets
 Cash and cash equivalents                                         8,914,048                 9,707,588
 Restricted cash deposits                                              5,030                     4,848
 Trade receivables, net                                            7,130,351                10,585,968
 Inventories, net                                                 12,518,409                11,402,239
Tax recoverable                                                       64,117                   486,618
 Deferred income tax assets - current                                 52,057                    52,057
 Other receivables, deposits and prepayments                       2,071,835                 1,450,322

 Total current assets                                             30,755,847                33,689,640
                                                                  ----------                ----------

Deposits                                                              72,789                    72,789
Long term investment                                                 500,000                   500,000
Deferred income tax assets - non current                              32,213                    46,849
Goodwill                                                           1,100,962                 1,100,962
Brand name and other intangible assets, net                        2,580,366                 2,740,530

Property, plant and equipment                                     13,462,556                14,311,986

 Total assets                                                     48,504,733                52,462,756
                                                                  ----------                ----------

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Liabilities and shareholders' equity

Current liabilities
Bank Overdraft                                                               446,007                281,085
 Notes payable                                                             4,504,459              3,744,726
 Accounts payable                                                          3,788,345              6,938,578
 Accrued charges and deposits                                              2,181,553              1,978,222
 Short-term loans                                                          3,026,990              4,742,685
 Current  portion  of  long-term  debt and  capital  lease                   153,012                633,887
   obligations

 Total current liabilities                                                14,100,366             18,319,183
                                                                          ----------             ----------


Long-term  debt  and  capital  lease  obligations,  net of                   367,427                167,735
current maturities
Deferred income tax                                                           44,053                 43,856

Shareholders' equity

Preferred stock par value $0.01 per share
 - authorized shares - 10,000,000

 - issued and outstanding shares : March & December-0                           --                     --
Common stock par value $0.003 per share
 - authorized shares - 23,333,334
 - issued and outstanding shares : March 2005 - 5,577,639                     16,729                 16,729
   December 2005 - 5,577,639
 Additional paid-in capital                                               21,764,788             21,764,788
 Retained earnings                                                        11,564,516             11,307,642
 Accumulated other comprehensive income                                      646,854                842,823
                                                                          ----------             ----------


                                                                          33,992,887             33,931,982
                                                                          ----------             ----------
Total liabilities and shareholders' equity                                48,504,733             52,462,756
                                                                          ==========             ==========

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BONSO ELECTRONICS INTERNATIONAL INC.
 CONSOLIDATED INCOME STATEMENT
(In Thousands of U.S. Dollars)
           Unaudited
                                          Three months ended Dec. 31                   Nine months ended Dec 31
                                           --------------------------                  ------------------------
                                             2005                 2004                 2005                 2004
                                             ----                 ----                 ----                 ----
                                               A                    B                    A                    B
Net sales                                    16,123               18,344               50,235               55,741
Cost of sales                               (13,169)             (14,356)             (40,549)             (44,576)
                                         ----------           ----------           ----------           ----------

Gross margin                                  2,954                3,988                9,686               11,165

Selling expenses                                517                  701                1,624                1,992
Salaries and related costs                    1,505                1,303                4,248                3,816
Research and development                        109                  128                  381                  332
expenses
Administration and general                      664                  877                2,280                2,468
expenses
Amortization of Brand Name                       50                   44                  150                  150
                                         ----------           ----------           ----------           ----------

Income from operations                          109                  935                1,003                2,407
Interest Income                                  74                   75                  160                  168
Other income                                    (82)                 (13)                 173                  294
Interest Expenses                              (150)                (168)                (370)                (568)
Foreign exchange gains \(Loss)                    3                 --                   (116)                 (59)
                                         ----------           ----------           ----------           ----------

Income/(Loss) before income                     (46)                 829                  850                2,242
taxes and minority interest
Income tax expense                              -30                 -192                  -35                 -215
                                         ----------           ----------           ----------           ----------

Net income/(Loss) before                                                                                     2,027
minority interest                               (76)                 637                  815
Minority interests                             --                     37                 --                     53
Net income/(Loss)                               (76)                 600                  815                2,080
                                         ==========           ==========           ==========           ==========

Earnings/(Loss) per share                     (0.01)                0.10                 0.14                 0.35

Diluted
Adjusted weighted average                 5,843,949            5,863,956            5,843,949            5,863,956
shares

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